UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ/MF): 04.032.433/0001-80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

MATERIAL FACT

Pursuant to article 157, paragraph 4, of Law 6404 of December 15, 1976, and CVM Instruction 358/02, CONTAX PARTICIPAÇÕES S.A. (“Company”) announces the following MATERIAL FACT:

At a meeting held on October 1st, 2007, the Company’s Board of Directors resolved to:

I. Approve the Conclusion of the Company Share Buy-back Program approved by the Board of Directors on July 26, 2007 (“Program”). During the Program, the Company disbursed R$57,710,428.91 to acquire 3,193,472 common and 18,277,422 preferred shares, equivalent to 6.5% and 8.4% of outstanding common and preferred shares, respectively, and 0.9% and 5.4% of total common and preferred shares, respectively.

II. To submit the following proposals to the Extraordinary General Meeting, among others:

1. Reverse Split: Pursuant to article 12 of Law 6404/76, a twenty (20) to one (1) reverse split of all the shares representing the Company’s capital stock of the same type.

(i) Objectives: The objectives of the reverse split are: (a) to reduce administrative and operational costs for the Company and its shareholders; (b) to improve the efficiency of the registration, control and information disclosure systems; and (c) to reduce the possibility of information and communication errors, thereby ensuring an enhanced service for shareholders.

(ii) Notice to Shareholders: Should the operation be approved by the Extraordinary General Meeting, the Company will publish a Notice to Shareholders (“Notice”) determining the period as of the date of publication of said Notice during which shareholders, at their own and exclusive discretion, may adjust their share positions, by type, into multiple lots of twenty (20), by trading on the BOVESPA.

(iii) Purchase and Sale of Share Fractions: Shareholders may carry out purchase and sale transactions to adjust their ownership positions through brokerage firms authorized to operate on the BOVESPA or through the branches of authorized banks whose details will be published in said Notice.

(iv) Brokerage Exemption: Shareholders holding less than twenty (20) Company shares of a given type will be exempt from charges and brokerage fees on any transactions carried out through authorized banks exclusively designed to raise their holdings to one (1) share of the respective type.

(v) Unit Price: Once the period for the adjustment by the shareholders has elapsed, all Company shares will be traded as grouped.

(vi) Sale of Share Fractions: Share fractions that may result from the reverse split will be separated, grouped into whole numbers, and sold on the BOVESPA. The amounts resulting from said sale will be made available to the respective shareholders after the financial settlement of the sale, as follows: (a) Banco do Brasil account holders will have the corresponding amount credited directly to their checking account; (b) other shareholders should go to the Banco do Brasil branch of their choice in order to receive the respective amounts; (c) amounts due to shareholders whose shares are in the custody of the CBLC (Brazilian Clearing and Depositary Corporation) will be directly credited to that Company, which will then transfer the amounts in question to the shareholders through the custody agents; and (d) in the case of shareholders whose shares are blocked or whose records are out of date, the amounts will be retained by the Company and only paid to the respective shareholders when documentation is submitted confirming the unblocking of the shares or the proper identification of said shareholders, whichever is the case.

2. CHANGES IN THE CAPITAL STOCK: Following the reverse split, the Company’s capital stock will be represented by 5,824,772 common and 10,031,914 preferred shares.

3. ADDITIONAL INFORMATION: The Company will be available to clarify any doubts related to the reverse split through the “Contact IR” link at www.contax.com.br.

Rio de Janeiro, October 1st, 2007

Michel Neves Sarkis
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.